

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2023

Pierre Sawaya
President
Monetiva Inc.
23615 El Toro Rd., Suite X327
Lake Forest, CA 92630

> **Re: Monetiva Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 13, 2023**
> **File No. 333-269171**

Dear Pierre Sawaya:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment 1 to Form S-1 filed February 13, 2023

Business and Properties
Our Current business, page 29

1. We note your revised disclosure regarding your USA business being established that you have been approved by the sponsoring bank and your Monetiva MasterCard prepaid card is in the market open to the public and your other disclosure regarding Phase I and Phase II of your business. Please reconcile this disclosure with the information on your website including the statements that you have agreements with business partners in the United States, United Arab Emirates and China. These three markets alone are responsible for over $240 billion in annual remittance, and that you are in discussions with several prospective global partners including in: Mexico, the Philippines, India and Pakistan which cover another $150 billion in remittance.

Financial Statements, page F-1

2. Please update your financial statements and other financial information throughout the prospectus in accordance with Rule 8-08 of Regulation S-X.

Exhibits

3. Please expand your disclosure to ensure that you describe the material terms of Exhibit 10.3 including, quantification of all up-front or execution payments received or paid to date, aggregate amounts paid or received to date under the agreement; and aggregate amounts of all potential payments or tell us why this is not required.

You may contact Mark Rakip at 202-551-3573 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian Higley, Esq.